SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  361 SOCIAL INFRASTRUCTURE FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

235 W. Galena Street, Milwaukee, WI 53212

Telephone Number (including area code):

(414) 299-2295

Name and address of agent for service of process:

Constance Dye Shannon

UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

With copies of notices and communications to:

Deborah Bielicke Eades

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [ X ]  NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Denver and State of Colorado on the 3rd day of October, 2019.

361 SOCIAL INFRASTRUCTURE FUND

By:	/s/ Thomas Florence
Name:	Thomas Florence
Its:	Initial Trustee

ATTEST:

By:	/s/ Wade Clouse
Name:	Wade Clouse
Its:	Treasurer